Exhibit 8.1

[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]

Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickTownsend.com

September 12, 2014	direct dial 202 508 5883 direct fax 202 204 5615 ekracov@kilpatricktownsend.com

Boards of Directors

MB Bancorp, Inc.

Madison Bank of Maryland

1920 Rock Spring Road

Forest Hill, Maryland 21050

Re:	Federal Income Tax Opinion Relating to the Conversion of Madison Bank of Maryland from a Federally-Chartered Mutual Savings Bank to a Federally-Chartered Stock Savings Bank

Ladies and Gentlemen:

You have asked for our opinion regarding the material federal income tax consequences of the proposed conversion of Madison Bank of Maryland from a federally chartered mutual savings bank to a federally chartered stock savings bank (the “Converted Bank”) and the acquisition of the Converted Bank’s capital stock by MB Bancorp, Inc., a Maryland corporation, pursuant to a plan of conversion adopted by the Board of Directors of Madison Bank of Maryland on August 26, 2014 (the “Plan of Conversion”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan of Conversion.

In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Plan of Conversion and of such corporate records of the parties to the conversion as we have deemed appropriate. We have also relied upon, without independent verification, the representations of Madison Bank of Maryland and MB Bancorp, Inc. contained in their letter to us dated September 12, 2014. We have assumed that such representations are true and that the parties to the conversion will act in accordance with the Plan of Conversion. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

We have assumed that the conversion contemplated by the Plan of Conversion will be consummated in accordance therewith and as described in the prospectus included as part of the Registration Statement on Form S-1 filed by MB Bancorp, Inc.

In issuing the opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations and

Boards of Directors

MB Bancorp, Inc.

Madison Bank of Maryland

September 12, 2014

similar guidance issued by the Internal Revenue Service (the “IRS”) under the Code. Changes in the tax laws could affect the continued validity of the opinions expressed below. Furthermore, there can be no assurance that the opinions expressed herein would be adopted by the IRS or a court of law. We assume no obligation to revise or supplement this opinion should the present federal income tax laws be changed by any legislation, judicial decisions or otherwise.

Based on and subject to the foregoing, it is our opinion that, for federal income tax purposes, under current law:

1.	The conversion of Madison Bank of Maryland from the mutual to the stock form of organization will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (see Rev. Rul. 80-105, 1980-1 C.B. 78), and no gain or loss will be recognized by account holders and by Madison Bank of Maryland by reason of such conversion.

2.	No gain or loss will be recognized by MB Bancorp, Inc. upon the sale of shares of common stock in the Offering (Section 1032(a) of the Code).

3.	No gain or loss will be recognized by account holders of Madison Bank of Maryland upon the issuance to them of accounts in the Converted Bank immediately after the conversion, in the same dollar amounts and on the same terms and conditions as their accounts at Madison Bank of Maryland plus interests in the liquidation account in the Converted Bank (Section 354(a) of the Code).

4.	It is more likely than not that the fair market value of the non-transferable subscription rights to purchase shares of common stock of MB Bancorp, Inc. (the “Subscription Rights”) to be issued to Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members is zero, and, accordingly, that no income will be realized by Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members upon the issuance to them of Subscription Rights (Section 356(a) of the Code) or upon the exercise of the Subscription Rights (Rev. Rul. 56-572, 1956-2 C.B. 182).

5.	It is more likely than not that the tax basis to the holders of shares of common stock purchased in the Offering pursuant to the exercise of Subscription Rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of completion of the Offering (Section 1223(5) of the Code).

Boards of Directors

MB Bancorp, Inc.

Madison Bank of Maryland

September 12, 2014

6.	The holding period for shares of common stock purchased in the Community Offering or Syndicated Community Offering will begin on the day after the date of the purchase (Rev. Rul. 70-598, 1970-2 C.B. 168).

The reasoning in support of our opinions set forth in 4 and 5 above is set forth herein. Whether the Subscription Rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. The IRS will not issue rulings on whether the Subscription Rights have a market value. We are unaware of any instance in which the IRS has taken the position that nontransferable subscription rights issued by a converting financial institution have a market value. The Subscription Rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase MB Bancorp, Inc. common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. We believe that it is more likely than not (i.e., that there is a more than a 50% likelihood) that the Subscription Rights have no market value for federal income tax purposes.

Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the conversion or of any transaction related thereto or contemplated by the Plan of Conversion. This opinion may not be referred to in any document without our prior express written consent. We consent to the filing of this opinion as an exhibit to the Application for Conversion on Form AC filed with the Office of the Comptroller of the Currency, as an exhibit to the Application on Form H-(e)1-S filed with the Board of Governors of the Federal Reserve System and as an exhibit to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, both filed in connection with the conversion, and to reference to our firm and to this opinion in the prospectus included in both the Registration Statement on Form S-1, the Application for Conversion on Form AC under the headings “The Conversion and Stock Offering—Material Income Tax Consequences” and “Legal and Tax Opinions.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

By:	/s/ Eric S. Kracov
Eric S. Kracov, a Partner